Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL proposes a final 2019 dividend of 0.68 €/share, an increase of 6%, and an annual dividend of 2.68 €/share for fiscal year 2019

The Board of Directors (the “Board of Directors”) of TOTAL S.A. (together with its direct and indirect consolidated companies located in or outside of France, “TOTAL” or the “Group”) met on February 5, 2020, and decided to propose to the Shareholders’ Meeting, which will be held on May 29, 2020, the distribution of a final dividend of 0.68 €/share for fiscal year 2019, an increase of 6% compared to the 2018 final dividend, in accordance with the shareholder return policy announced on September 24, 2019.

Given the first and second 2019 interim dividends of 0.66 €/share and the third 2019 interim dividend of 0.68 €/share decided by the Board of Directors, the annual dividend for the fiscal year 2019 will amount to 2.68 €/share, compared to 2.56 €/share for the fiscal year 2018, an increase of nearly 5%.

Hence, subject to approval at the Shareholders’ Meeting, shareholders and American Depositary Shares (ADS) holders will receive the final 2019 dividend in cash according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	June 29, 2020	June 25, 2020
Payment date	July 1[s]t, 2020	July 20, 2020

TOTAL sells its interest in the Fos Cavaou regasification terminal

On February 6, 2020, TOTAL announced the divestment of its 27.5% interest in Fosmax LNG to Elengy, Fosmax LNG’s shareholder with a 72.5% stake that exercised its preemption right, following a competitive sale process. Fosmax LNG operates the Fos Cavaou liquefied natural gas (LNG) terminal.

The consideration for the transaction is approximately $260 million, including the acquisition of a shareholder loan and excluding any earnouts. The sale of this non-strategic midstream infrastructure asset contributes to TOTAL’s objective of divesting $5 billion dollars for the period 2019-2020.

Following this transaction, the Group retains a regasification capacity of around 5.5 million tons per annum (mtpa) at the terminal, equivalent to approximately 90% of its overall capacity. TOTAL has regasification capacity of around 18 mtpa in Europe, enabling the Group to serve local market demand with LNG from multiple sources in its world-class portfolio.

India: TOTAL expands its partnership with Adani to renewables and acquires 50% of a 2 GW solar portfolio

On February 6, 2020, TOTAL announced the expansion of its partnership with Adani Group, India’s largest privately-owned energy and infrastructure conglomerate, as part of its strategy to develop renewable energies and in order to contribute to the growth of solar power generation in India.

The Indian government implemented a strong policy to support the renewable energy growth. The country’s capacity is expected to increase from its 81 gigawatts (GW) in 2019 to 225 GW by 2022.

TOTAL and Adani Green Energy Limited (AGEL) plan to create a 50/50 joint venture into which AGEL will transfer its solar assets in operation. These projects are expected to be operated over 11 Indian states and to have a cumulative capacity of over 2 GW. All the projects benefit from nearly 25-year power purchase agreements (PPA) with national and regional electricity distributors, at a fixed rate.

This transaction has a value of approximately $500 million and is in line with the Group’s objective of double-digit returns on renewable projects. This transaction remains subject to the approval of the relevant authorities.

Launch of a pilot plant to manufacture European batteries for electric vehicles

During French President Emmanuel Macron’s visit to the Saft Nersac plant near Angoulême, in the Nouvelle-Aquitaine region, on January 30, 2020, TOTAL, through its affiliate Saft, and PSA with Opel, announced their plan to combine their know-how to develop EV battery manufacturing activity in Europe. To that end, the partners intend to establish a joint venture named Automotive Cell Company (ACC).

The project will leverage cutting-edge R&D, notably provided by Saft, in order to expect starting production of EV batteries in 2023. The technology used will offer the highest level of energy performance, both in terms of range and charging time, and a lower carbon footprint than that of the competition, setting a new standard in Europe.

The first phase of the project focuses on R&D, including building a pilot plant on the land of Saft’s Nersac facility. The plant is expected to start up in mid-2021 and represents an investment of €200 million. The project will generate around 200 high-skilled jobs in France’s Nouvelle-Aquitaine region to develop, qualify and commercially scale up new, high-performance lithium-ion batteries.

This first phase will trigger the investment decision for a large-scale production plant (8 GWh initially, rising to 24 GWh later on) in the northern Hauts-de-France region, followed by a second one of equal capacity in Germany, in order to reach 48 GWh of combined capacity by 2030, representing an expected production of approximately one million batteries a year, or around 10-15% of the European market. Ultimately, nearly €5 billion will be required to complete this ambitious program.

TOTAL and Groupe PSA acknowledge the support of French, German and European Union authorities for the project, expected to receive nearly €1.3 billion in public funding during its development in the frame of the Important Projects of Common European Interest (IPCEI) initiative authorized by the European Commission.

The Automotive Cell Company (ACC) will be a 50-50 Saft and Groupe PSA/Opel joint venture for the pilot production line. During the commercial production phase, Saft’s share in ACC will decrease to 33%.

Banque des Territoires takes a 50% stake in a portfolio of solar and wind power assets of TOTAL in France

On January 28, 2020, TOTAL announced the signing of an agreement between Total Quadran, its renewable electricity production subsidiary in France, and Banque des Territoires, upon which Banque des Territoires takes a 50% equity stake in Total Quadran’s portfolio of solar and wind energy assets in France of a total capacity of 143 MW. This portfolio consists of 11 wind farms and 35 solar power plants, with a cumulative capacity of 96 MW and 47 MW respectively and was valued at around €300 million (100%) in this transaction.

The entry of Banque des Territoires into both portfolios alongside Total Quadran will enable Total Quadran to pursue further development of renewable energy projects in France in partnership with a locally established payer committed to regional development.

Alexis Vovk, new President, Marketing & Services, is appointed to the Executive Committee of TOTAL

On January 22, 2020, TOTAL announced that Alexis Vovk was appointed as President, Marketing & Services of TOTAL and as a TOTAL Executive Committee member, as of January 1, 2020, a position previously held by Momar Nguer, who has reached the age-limit.

As of January 1, 2020, TOTAL’s Executive Committee consists of:

•	Patrick Pouyanné, Chief Executive Officer;

•	Arnaud Breuillac, President, Exploration & Production;

•	Helle Kristoffersen, President Strategy-Innovation;

•	Bernard Pinatel, President, Refining & Chemicals;

•	Philippe Sauquet, President, Gas, Renewables & Power;

•	Jean-Pierre Sbraire, Chief Financial Officer;

•	Namita Shah, President, People & Social Responsibility; and

•	Alexis Vovk, President, Marketing & Services.

Electric vehicles: TOTAL will install and operate up to 20,000 new EV charging points for “Metropolitan Region Amsterdam Electric”

On January 22, 2020, TOTAL announced that “Metropolitan Region Amsterdam Electric” (MRA-Electric) awarded Europe’s largest concession contract for electric vehicle (EV) charging to TOTAL. Pursuant to this agreement, TOTAL will install and operate up to 20,000 new public charging points in the Netherlands, in the three provinces of North-Holland, Flevoland and Utrecht.

This new agreement intends to address the fast-growing demand for public EV charging points in the Netherlands. This EV charging network covers a population of 3.2 million inhabitants and around 15% of the Netherlands’ current EV charging demand.

Total Netherlands is already the main EV charging operator in the MRA-Electric region, with over 4,500 charging points under operation and accessible to the public. As part of this concession contract, the electricity supplied by Total Netherlands to the EV charging network will be 100 % sourced from renewable power (i.e., Solar, Wind) and produced in the country. Total Netherlands has additionally pledged to gradually source part of the program’s electricity supply from the MRA region itself, enabling EV drivers to charge their electric vehicles with locally-generated sustainable energy. Total Netherlands will also study new solar power production opportunities in the MRA region.

In addition, TOTAL will develop and implement smart charging technologies to provide both stable grid management at times of high electricity consumption as well as efficient and sustainable charging when the cost of energy is more affordable.

TOTAL to develop Qatar’s first large-scale (800 MWp) solar plant

On January 20, 2020, TOTAL announced the signing of agreements for the development of the Al Kharsaah Solar PV IPP Project, an 800 megawatt-peak (MWp) solar plant that will be located 80 kilometers west of Doha, Qatar. The project was awarded to a consortium consisting of TOTAL (49%) and Marubeni Corporation (51%) as the result of the country’s first solar tender.

Qatar’s first large-scale solar power plant, Al Kharsaah will provide sustainable, affordable and clean energy to industries, services and individuals through the Qatari grid starting from 2021 with an expected initial 350 MWp capacity before reaching its full capacity in 2022. It will represent around 10% of the country’s electricity demand at peak times and will reduce the CO2 emissions of Qatar by 26 million tons during the life of the project. The solar plant will be built on over 1000 hectares of land and equipped with 2 million bifacial solar modules with trackers, allowing substantial power gains and leveraging the advantage of the exceptional sunlight exposure in the region. It will represent an investment of around $500 million.

The project will be developed and operated by Siraj 1 SPV, jointly owned by the Consortium of Total Solar International (19.6%), Marubeni Corporation (20.4%), and Siraj Energy (60%), a Joint Venture between Qatar Petroleum (40%) and QEWC (Qatar Electricity & Water Company, 60%). The project benefits from a 25-year power purchase agreement to supply electricity to Kahramaa.

Suríname: TOTAL and Apache make significant discovery in Block 58

On January 7, 2020, TOTAL and Apache announced a material oil discovery with the Maka Central-1 well on Block 58 offshore Suríname, on trend with the discoveries in the adjacent Stabroek block in Guyana.

The Maka Central-1 well was drilled in a water depth of about 1,000 meters and encountered more than 123 meters net pay of high-quality light oil and gas- rich condensate net pay, in multiple stacked reservoirs in Upper Cretaceous Campanian and Santonian formations. Further drilling and testing will be carried out to appraise the resources and productivity of the reservoir.

The Maka Central-1 exploration well was drilled by Apache as operator with a 50% working interest and with TOTAL as the joint-venture partner with a 50% working interest. The next exploration well will be drilled on the Sapaka West-1 prospect, and the operatorship will be transferred to TOTAL after the completion of a third exploration well.

Svante, LafargeHolcim, Oxy Low Carbon Ventures and TOTAL launch study for commercial-scale carbon capture and end-use at U.S. plant

On January 6, 2020, Svante Inc., LafargeHolcim, Oxy Low Carbon Ventures, LLC (OLCV), a wholly-owned subsidiary of Occidental, and TOTAL announced a joint study to assess the viability and design of a commercial-scale carbon-capture facility at the Holcim Portland Cement Plant in Florence, Colorado, U.S.

The study will evaluate the cost of the facility, designed to capture up to 725,000 tons of CO2 per year directly from the LafargeHolcim cement plant, which would be sequestered underground permanently by Occidental.

The carbon-capture facility under review will employ Svante’s technology to capture carbon directly from industrial sources at half the capital cost of existing solutions. Pairing carbon capture from a cement plant with CO2 sequestration is a significant step forward for the cement industry in reducing its carbon footprint.

This joint initiative follows the recently-launched Project CO2MENT between Svante, LafargeHolcim and TOTAL in Canada at the Lafarge Richmond cement plant, where progress has been made towards re-injecting captured CO2 into concrete.

TOTAL enters Suriname with 50% operated stake in exploration Block 58

On December 23, 2019, TOTAL announced the signing of an agreement with Apache Corporation to acquire a 50% working interest and operatorship in the highly prospective Block 58 offshore Suriname, further expanding TOTAL’s footprint in the Guyana-Suriname basin.

At closing, TOTAL paid a bonus of $100 million, plus its share of past costs. In the event that developments are launched, TOTAL will provide a reimbursable carry for a share of Apache’s capital expenditures for the development phase and make some additional payments linked to the development and production. Cost of carry and payments would then represent an acquisition cost of around $2 per barrel.

Angola: TOTAL acquires interests in two new offshore licenses in view of developing a new production hub

On December 16, 2019, TOTAL announced the signing of a sale and purchase agreement with state-owned Sonangol of Angola to acquire interests in Blocks 20/11 and 21/09 in the Kwanza Basin, offshore Luanda. The transaction remains subject to the approvals of the competent authorities and partners. Pursuant to the sale and purchase agreement, the Group will hold (i) a 50% working interest, alongside Sonangol (20%) and BP (30%), in Block 20/11, located in the central Kwanza Basin in water depths ranging from 300 to 1,700 meters and (ii) an 80% working interest alongside Sonangol (20%) in Block 21/09, located in the south-central Kwanza Basin in water depths ranging from 1,600 to 1,800 meters.

The wells drilled so far in the two blocks produced four discoveries — Cameia, Mavinga, Bicuar and Golfinho — and TOTAL and its partners will seek to unlock the value of these prospects by creating a development hub. The Group also committed to explore for additional potential resources in the blocks.

Pursuant to the agreement, TOTAL will become operator of the development of the two licenses before setting up an operating company in collaboration with Sonangol 3 years after the production start-up. TOTAL will pay to Sonangol $400 million at closing, in addition to $100 million at the final investment decision (FID) and additional payments capped at a maximum cumulative amount of $250 million during the life of the project depending on production and crude oil prices.

Angola: TOTAL extends all Block 17 production licenses until 2045

On December 16, 2019, TOTAL, as operator, and its partners Equinor, Exxon and BP announced the signing of an agreement with national oil, gas and biofuels agency ANPG and state-owned Sonangol of Angola to extend their consortium’s production licenses to 2045. Pursuant to the agreement, Sonangol will obtain a 5% interest in Block 17 on the effective date and an additional 5% interest in 2036. Additionally, the consortium will pay some production bonuses to the State of Angola during the life of the license and will spend $20 million on social programs.

Block 17 is located 150 kilometers off the Angolan coast in water depths ranging from 600 to 1,400 meters. Three short-cycle brownfield projects - Zinia Phase 2, CLOV Phase 2 and Dalia Phase 3 - are currently under development on Block 17, and other brownfield projects for extending the production of Pazflor, Rosa, Girassol and Dalia are under study. Additional exploration campaigns might also help unlock further resources, and two wells are already planned to be drilled in 2020. After the entry of Sonangol, the Block 17 contractor group comprises TOTAL, operator with a 38% working interest, alongside Equinor (22.16%), Exxon Mobil (19%), BP (15.84%), and Sonangol (5%).

TOTAL moves forward on two deepwater projects in the U.S. Gulf of Mexico

On December 12, 2019, TOTAL announced the FID to develop the Anchor oil field. Additionally, TOTAL announced that the front-end engineering and design (FEED) had begun for the North Platte discovery. Both projects are located in the deepwater U.S. Gulf of Mexico, off the coast of Louisiana.

•	FID for Anchor Project

TOTAL holds a working interest of 37.14% in Anchor, alongside operator Chevron (62.86%). The Anchor field will be developed with seven subsea wells connected to a semi-submersible floating production unit (FPU). First oil is expected in 2024. Anchor will be the first development to use the high-pressure 20,000-pounds-per-square-inch (20 kpsi) technologies developed at industry level over the last few years. TOTAL also holds interests with Chevron in other leases in the vicinity of Anchor with exploration potential. Any discoveries on those jointly owned leases could be tied back to the Anchor facilities at competitive costs.

•	FEED launched for offshore North Platte discovery

The North Platte field straddles four blocks of the Garden Banks area, 275 kilometers off the coast of Louisiana in approximately 1,300 meters of water. The reservoir is of high quality, both in porosity and permeability, with thickness in places exceeding 1,200 meters. Like Anchor, North Platte requires the use of 20 kpsi technologies. The field development plan is based on eight subsea wells and two subsea drilling bases connected via two production loops to a newbuild, lightweight FPU. Production will be exported through existing oil and gas subsea networks. TOTAL operates North Platte with a 60% working interest, alongside Equinor (40%). TOTAL also holds interests in high-potential exploration acreage in the Greater North Platte Area, and the FPU design provides for a possible future tie-in.

Libya: agreement between NOC and TOTAL endorsing the Group’s entry into the Waha concessions

On December 10, 2019, TOTAL and National Oil Corporation (NOC), with the consent of the Government of Libya, announced the signing of an agreement to implement TOTAL’s participation in the Waha concessions, located in the Sirte Basin in Libya. Pursuant to the terms of this agreement, TOTAL committed to:

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assist NOC in accelerating the development of the Waha concessions by providing its technologies and expertise, by developing the North Gialo and NC 98 fields and by supporting social responsibility programs carried out by NOC in the areas adjacent to oil operations. To that end, TOTAL will pay financial contributions of $70 million at the signing of the agreement, $30 million when North Gialo comes on stream and $30 million when NC 98 comes on stream; and

•	carry out by itself local economic development programs, for a global amount of $20 million over a 4-year period.

On March 1, 2018, TOTAL acquired a 16.33% working interest in the six Waha concessions through the acquisition of Marathon Oil Libya Limited (MOLL), a wholly owned affiliate of the U.S.-based Marathon Oil Corporation.

The acquisition gave TOTAL access to a significant exploration potential across the 53,000 square kilometers area covered by the concessions.

NOC (59.18%), TOTAL (16.33%), ConocoPhillips (16.33%) and Hess (8.16%) jointly own the Waha concessions. Waha Oil Company, wholly owned by NOC, operates the asset.

Citeo, TOTAL, Recycling Technologies, Mars and Nestlé join forces to develop chemical recycling of plastics in France

On December 10, 2019, as part of Citeo’s call for projects to promote eco-design and recycling and recovery projects for plastic and paper in France, leading international energy company TOTAL, plastic recycling technology provider Recycling Technologies, and global brands Nestlé and Mars today joined forces to develop an innovative industrial chemical recycling industry in France.

The first- of-a-kind consortium of world-leading players from across the plastic packaging value chain will examine the technical and economic feasibility of recycling complex plastic waste, such as small, flexible and multilayered food-grade packaging. These products are currently considered non-recyclable and are therefore either incinerated or disposed of in landfills.

Clean Marine Fuels: TOTAL will supply LNG to CMA CGM’s future containerships in Marseille

On December 4, 2019, TOTAL and CMA CGM announced the signing of an agreement for the supply of approximately 270,000 tons per year of Liquefied Natural Gas (LNG) over 10 years. This volume will cover the LNG supply at the port of Marseille-Fos for CMA CGM’s future 15,000-TEU (twenty-foot equivalent units) container ships that will operate between Asia and the Mediterranean and that are scheduled for delivery starting in 2021.

A pioneer in the use of LNG to power ultra-large container vessels, CMA CGM chose to retain Total Marine Fuels Global Solutions, TOTAL’s business unit dedicated to worldwide bunkering activities.

As part of this agreement, TOTAL will provide a suitable solution for the bunkering of these containerships by positioning a LNG Bunker Vessel at the port of Marseille-Fos and providing a complementary bunkering solution in Singapore. These new supply chains will further expand the use of LNG as a marine fuel, particularly in the Mediterranean Sea. CMA CGM and TOTAL confirmed their commitment to France, particularly in favour of the Marseille-Fos business hub where they are both key economic players.

Clean Marine Fuels: TOTAL and Mitsui O.S.K. Lines charter the first LNG bunker vessel to operate in France

On December 4, 2019, Total Marine Fuels Global Solutions (TMFGS) and Mitsui O.S.K. Lines, Ltd. (MOL) announced the signing of a long-term charter contract for a second large LNG bunker vessel to be delivered in 2021. It will be positioned in the Marseille-Fos area in France.

This bunker vessel will be built by Hudong-Zhonghua Shipbuilding in China. It will have a capacity of 18,600 m³ for a length of about 135 meters and will be fitted with the Mark III membrane containment system provided by French company GTT.

This vessel is specifically designed to supply LNG bunkering in the Mediterranean area to a wide range of vessels, including containerships, tankers, ferries and large cruise ships. The vessel will meet the highest technical and environmental standards, using its own LNG as propulsion fuel and integrating a complete re-liquefaction of the boil-off gas.

The newbuild vessel will be operated under French flag by MOL, jointly with Gazocean, a pioneering company based in Marseille and one of the most experienced in LNG transportation.

This agreement follows the launch of TOTAL’s first LNG bunker vessel last month in Shanghai, which will supply LNG bunkering to CMA CGM 23,000 TEU containerships in Northern Europe.

3D rendering of the future LNG bunker vessel

TOTAL inaugurates New Caledonia’s largest solar power plant with energy storage

On November 27, 2019, TOTAL announced that Total Quadran, a wholly-owned subsidiary involved in the production of renewable electricity in France and its overseas territories, had started up Hélio Boulouparis 2, the largest solar power plant with energy storage in overseas France. The plant is the second tranche of the solar park, which is the most extensive solar program ever carried out in New Caledonia. The first tranche, Hélio Boulouparis 1, was put on stream in 2017.

Equipped with more than 58,000 solar panels, the plant had installed capacity of nearly 16 megawatts-peak (MWp), enough to cover the energy needs of over 21,000 residents of New Caledonia.

The plant will feature a lithium-ion energy storage system (ESS) with a capacity of nearly 10 MW. The combination of a large photovoltaic system with an ESS contributes to improving quality and reliability of the electricity grid for the benefit of the local population.

Renewables: TOTAL continues to expand its footprint in Southeast Asia in distributed solar

On November 22, 2019, the Group, through its affiliate Total Solar Distributed Generation, announced that six new solar projects with a total capacity of around 10 megawatts-peak (MWp) were added to its renewable portfolio in Southeast Asia since October 2019. These distributed generation projects are located in Thailand, the Philippines, Indonesia and Singapore.

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Thailand: beginning of the construction of a 7 MWp single-rooftop project, the largest solar rooftop in the country. Total Solar Distributed Generation signed a binding agreement to provide a 7 MWp solar rooftop to S. Kijchai, the leading manufacturer of wood-based panels in Thailand. Equipped with over 17,500 solar panels, the solar system is expected to generate 9.6 gigawatt hours (GWh) of renewable electricity per year, which will avoid 4,910 tons of CO2 emissions a year.

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Philippines: three solar-powered rooftops of 1.2 MWp completed for Gaisano Capital Malls. Total Solar Distributed Generation installed 1.2 MWp of solar-powered rooftops at three malls operated by Gaisano Capital, one of the largest malls and supermarket chains in the Philippines. Equipped with over 3,520 solar panels, these projects are expected to generate around 1.6 GWh per year, covering 30% of Gaisano’s power needs and shrinking its carbon footprint by over 870 tons of CO2 per year.

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Indonesia: completion of one of the first solar rooftops with no upfront investment by the customer. Total Solar Distributed Generation installed an 800 kWp solar-powered rooftop for the largest publicly listed petrochemical company in Indonesia, Chandra Asri Petrochemical. Equipped with over 2,200 solar panels, the installation is expected to generate over 935 MWh a year, representing 15% of Chandra Asri’s power needs while enabling the company to reduce its carbon footprint by 650 tons of CO2 per year.

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Singapore: completion of a solar-powered rooftop for Carros Centre. Total Solar Distributed Generation installed a 500 kWp solar-powered rooftop for Carros Centre, Singapore’s first-of-a-kind integrated automobile mega hub. Equipped with over 1,370 solar panels, the installation is expected to generate 570 MWh of renewable electricity per year, which will cover around 22% of Carros’ power needs and avoid over 225 tons of CO2 emissions per year.

Renewables & energy storage: Saft to build the largest lithium-ion energy storage system in the Nordic Countries

On November 20, 2019, TOTAL announced that Saft, a wholly-owned subsidiary of TOTAL, won an order for three Intensium Max 20 High Energy containers from TuuliWatti, the Finnish wind developer and operator. The Lithium-Ion (Li-ion) energy storage system (ESS) will support frequency regulation at a 21 megawatt (MW) wind farm in northwestern Finland. It will also optimize the wind power, as well as provide backup and black start capabilities.

The Li-Ion ESS, the largest in the Nordic countries, is sized to provide an expected energy storage capacity of 6.6 megawatt hours (MWh) and is expected to deliver 5.6 MW of power for frequency regulation throughout its 15-year lifetime. The Li-On ESS is made of three integrated containers of 2.2 MWh each, designed and manufactured at Saft’s site in Bordeaux, France. Saft launched the Intensium Max 20 HE to address the majority of grid, renewables, commercial and industrial applications that require large-scale ESS solutions with discharge times of around two hours.

Brazil: TOTAL announces first oil from Iara

On November 15, 2019, TOTAL announced first oil from the Iara license (Block BM-S-11A), located in the deepwater Santos Basin pre-salt, setting forth the start-up of the FPSO P-68, the first of the two floating production, storage and offloading units (FPSO) already launched and to be installed on the license. The second, the P-70, is expected to come on stream in 2020. The Iara license comprises the Sururu, Berbigão and Oeste de Atapu fields.

TOTAL acquired a working interest of 22.5% in Block BM-S-11A on January 12, 2018 as part of the strategic alliance with Petrobras, becoming a partner alongside operator Petrobras (42.5%), Shell Brasil Petróleo Ltda. (25%) and Petrogal Brasil S.A. (10%).

Abu Dhabi: ADNOC and TOTAL innovate in the field of seismic acquisition with the use of unmanned drones and vehicles

On November 13, 2019, the Group and Abu Dhabi National Oil Company (ADNOC) announced their collaboration to deploy the world’s first automated seismic acquisition system in Abu Dhabi. This pilot project, performed with TOTAL’s Multiphysics Exploration Technology Integrated System (METIS®), uses autonomous drones and a ground vehicle to drop off and retrieve seismic sensors without human intervention, therefore at a lower cost. It will be deployed throughout the emirate of Abu Dhabi to contribute to onshore exploration and appraisal campaigns, a first in the region.

Following successful trials of METIS® conducted by the Group at the end of 2017 in Papua New Guinea, this new pilot project will be undertaken by ADNOC onshore to test the versatility and upscaling ability of the system in a 36 sq. km desert environment. The seismic sensors will be dropped by six autonomous aerial drones and later be retrieved by an unmanned ground vehicle — whereas they are conventionally manually deployed and recovered by ground-based teams.

2019 Climate Report: TOTAL reviews its membership in industry associations in line with their climate stance

On November 8, 2019, TOTAL released its fourth Integrating Climate Into Our Strategy report and reviewed the 30 most significant industry associations of which it was a member to verify that their stances on climate issues were aligned with the Group’s, based on six criteria in particular:

•	The scientific position: TOTAL considers the link between human activity and climate change to be an established fact.

•	The Paris Agreement: TOTAL recognizes that the Paris Agreement is a major advance in the fight against climate change and supports the initiatives of the implementing States to fulfill its aims.

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Carbon pricing: TOTAL believes that it is necessary to implement carbon pricing to encourage energy efficiency, support low-carbon technology and develop carbon sinks, all critical to achieve carbon neutrality.

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The role of natural gas: TOTAL considers that natural gas is a key component in the energy transition, specifically as an alternative to coal. The Group supports policies to reduce methane emissions from natural gas production and consumption and, in particular, campaigns to reduce the use of flaring (such as the World Bank’s Zero Routine Flaring by 2030 Initiative).

•	Development of renewable energies: TOTAL supports policies, initiatives and technologies to promote growth in renewable energies. The Group also supports the development of sustainable biofuels.

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Development of Carbon Capture, Utilization and Storage (CCUS): TOTAL supports the development of CCUS, which is critical to achieve carbon neutrality by the second half of the century, the aim of the Paris Agreement.

Following this review, TOTAL chose not to renew its membership to the American Fuel & Petrochemical Manufacturers. However, the Group maintained its affiliation with three other associations (the American Chemistry Council, the American Petroleum Institute and the Canadian Association of Petroleum Producers), identified as “partially aligned,” to advocate internally for changes in their positions. TOTAL would reconsider its memberships in the event of lasting divergences.